STATEMENT OF FINANCIAL CONDITION

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2022
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-43559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tradition Securities and Derivatives LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Old Slip- 28th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Judith A. Ricciardi	212-791-6650	Judith. Ricciardi@Tradition.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tradition Securities and Derivatives LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial and Operations Principal

[signature]
Notary Public 3/15/2023

MICHAEL H. MARTUSCELLO
Notary Public, State of New York
No. 02MA6272661
Qualified in New York County
Commission Expires November 19, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2022

Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Tradition Securities and Derivatives LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradition Securities and Derivatives LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

New York, New York
March 15, 2023


Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2022


Assets

Cash	$ 27,321,828
Restricted cash	125,000
Commissions receivable, net of allowance of $40,686	14,752,692
Deposits at clearing broker and clearing organizations	13,386,493
Receivables from brokers, dealers, and clearing organizations	3,678,246
Due from affiliates	839,537
Other assets	1,382,392
Total assets	$ 61,486,188

Liabilities and member's capital

Liabilities:

Due to Parent	$ 7,568,817
Payables to brokers, dealers and clearing organizations	3,004,618
Accounts payable and accrued expenses	2,531,108
Due to affiliates	118,719
Total liabilities	$ 13,223,262
Member's capital	48,262,926
Total liabilities and member's capital	$ 61,486,188

The accompanying notes are an integral part of the statement of financial condition.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2022

1. Organization and Description of Business

Tradition Securities and Derivatives LLC (TSD or the Company), is a Delaware limited liability corporation and a wholly owned subsidiary of Tradition America Holdings, Inc. (TAH or the Parent), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. (TSH), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition (CFT), a company also organized in Switzerland. TSD is registered as a broker-dealer with the Securities and Exchange Commission (SEC) under Section 15(b) of the Securities Exchange Act of 1934 and as an introducing broker with the Commodity Futures Trading Commission (CFTC). TSD is a member of the New York Stock Exchange, Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation ("SIPC"), and the National Futures Association (NFA). FINRA is the firm's designated self-regulatory organization.

TSD is a broker of U.S. government securities and repurchase agreements, emerging market bonds and repurchase agreements, corporate fixed income securities, money market instruments, equity and preferred securities, equity and index options, mortgage back securities and municipal bonds. The Company is also a broker of over the counter equity and equity index derivatives, commodity derivatives, interest rate swaps, credit derivatives and various other currency related swaps and options. TSD self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, and the Fixed Income Clearing Corporation. Cash equity and other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the Clearing Broker). The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. All other trades are conducted, as agent.

The Company has accounts with Mizuho Securities USA LLC to clear and execute various futures and commodity transactions.

2. Significant Accounting Policies

Basis of Accounting

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board. The following paragraphs describe our significant accounting policies. These include any changes to our accounting policies required under US GAAP, which became effective January 1, 2022.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2022

2. Significant Accounting Policies (continued)

Basis of Accounting (continued)

The following paragraphs describe our significant accounting policies. These include any changes to our accounting policies required under US GAAP, which became effective January 1, 2022.

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. These transactions are recorded on a trade date basis. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Commissions Receivable

Commissions receivable represent amounts due from customers, which primarily consist of large financial institutions, hedge funds and other large organizations. Commissions receivable are reviewed by management on a regular basis. The allowance for credit losses from commissions receivable represent amounts we do not expect to collect over the asset's contractual life, considering past events, current conditions, as well as reasonable and supportable forecasts of future economic conditions. As the receivables are generally short-term in nature, forecasts of future economic conditions do not materially affect the allowance. The carrying amount of the asset is reduced through the use of an allowance account.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2022

2. Significant Accounting Policies (continued)

 Commissions Receivable (continued)

If, in a subsequent year, the amount of the estimated loss increases or decreases because of an event occurring after the loss was recognized, the previously recognized loss is increased or reduced by adjusting the allowance account.

Certain receivables are factored monthly on a non-recourse basis to the Parent.

Income Taxes

The Company is treated as a single-member limited liability company disregarded for U.S. federal income tax purposes. No income tax provision has been made in the accompanying Statement of Financial Condition since the Company is not subject to United States federal, state, or local income taxes.

The Company accounts for income taxes under, ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12),* and is no longer obligated to disclose its tax positions on its stand-alone financials and instead reports them with its Parent.

Fair Value Measurements

ASC 820, *Fair Value Measurements* (ASC 820), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. The Company did not have any items measured at fair value at December 31, 2022 The carrying amounts of financial instruments not measured and reported at fair value on the Statement of Financial Condition at December 31, 2022, specifically cash, restricted cash, deposits, and receivables and payables to related and third parties, approximate their fair value due to their short-term nature and the credit quality of the counterparties. These instruments are categorized as level 2 in the fair value hierarchy.

2. Significant Accounting Policies (continued)

Collateralized Financing Transactions

As part of its interdealer market riskless principal trading operations, the Company is a party to repurchase and reverse repurchase agreements which are matched on a trade-by-trade basis for maturity, underlying collateral, as well as other significant terms. The Company accounts for these transactions as collateralized financing. Repurchase agreements and reverse repurchase agreements with the same counterparty and same maturity are presented net in the Statement of Financial Condition when the requirements of Accounting Standard Codification (ASC) 210-20, *Offsetting*, are met.

Goodwill

ASC 350-20 *Goodwill* (ASC 350-20) requires management to perform an annual test for impairment. Under this guidance, the Company first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If more than fifty percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test is performed.

The Company has performed its annual assessment of goodwill as of December 31, 2022, in accordance with the requirements of ASC 350-20 and did not note any factors requiring an adjustment. Goodwill is included in other assets on the Statement of Financial Condition.

Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. No conditions existed that would raise substantial doubt about the Company's ability to continue as a going concern at the date these financial statements were available for issuance.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2022

2. Significant Accounting Policies (continued)

Financial Instruments- Credit Losses

ASC 326-20, *Financial Instruments-Credit Losses*, is applicable to financial instruments at amortized cost, including short-term financial instruments. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company's commission receivables from customer includes amounts receivable from institutional customers only and experiences infrequent credit loss. The allowance for credit losses was $40,686 at December 31, 2022. The Company continually reviews the credit quality of its customer.

3. Related Party Transactions

The Parent incurs substantially all operating costs of the Company, including compensation and benefits, business development, communications, general and administrative expenses, and global management fees assessed by the Company's ultimate parent, CFT, and in return charges the Company a management fee based on actual and allocated expenses.

The Parent pays all execution costs on behalf of and charges the Company based on actual costs incurred. During the year the Parent paid $5,700,029 of execution fees on behalf of the Company, of which, $5,174,453 was fully paid by the Company to the Parent and $525,576 is included in due from affiliates on the Statement of Financial Condition at December 31, 2022.

On April 1, 2016, the Company entered into a "Sales and Servicing Agreement" with the Parent. Under this arrangement, commissions receivable outstanding for certain products at each month end are factored to the Parent on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company also charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables. For the year ended December 31, 2022, the Company sold approximately $71 million of receivables to the Parent.

As an entity within the global Tradition organization, the Company has agreements with certain foreign affiliates to refer clients to each other and earns or pays a transaction based fee.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2022

3. Related Party Transactions (continued)

CFT charges the Company royalty fees equivalent to a percentage of total adjusted net revenues (as defined under a Trademark License Agreement), as adjusted for discretionary promotions granted by CFT, for the use of its registered trademark.

The Company is a broker firm participant of Tradition SEF LLC (Tradition SEF), an affiliate. Under this arrangement, Tradition SEF executes and is responsible for all pre and post trade reporting of all swap trades facilitated by the Company as required by the CFTC.

Tradition SEF requires all Tradition Group broker firm participants to deposit funds for use in meeting liquidity requirements. All deposits are refundable and non-interest bearing. Included in due from affiliates on the Statement of Financial Condition at December 31, 2022 is $575,000 in connection with this arrangement.

The Company has agreements with Tradition London Clearing and TFS Derivatives HK, Ltd. (the "Affiliate(s)") under which the Company bills commissions for executing trades on behalf of the affiliates. The affiliate pays floor brokerage fees, as well as any exchange or clearing house fees, incurred for all transactions executed under this agreement. The Company also performs clearing services in accordance with the clearing agreements. In relation to these services, the Company has elected to compute a reserve requirement for the benefit of these affiliates. The calculation is completed in order for these affiliates to classify receivables from the Company, as allowable assets in the affiliates' net capital calculation in the event the Company has a payable balance to the affiliates. The Company maintains a separate reserve bank account for these amounts. At December 31, 2022, there was no required reserve as the Company had a net receivable from these affiliates of $25,018. This amount is included in due from affiliates on the Statement of Financial Condition. At December 31, 2022, the Company held $125,000 in the reserve account, which is included in restricted cash on the Statement of Financial Condition.

Included in due to affiliates on the Statement of Financial Condition are commissions paid by counterparties to the Company on behalf of affiliates. The amounts are immaterial to the financial position of the Company and are included in the due to affiliates on the Statement of Financial Condition. The amounts due are non-interest bearing and payable on demand.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2022

3. Related Party Transactions (continued)

The Company's policy is to net receivables and payables from the same affiliate arising from separate arrangements when permitted under ASC 210-20, *Offsetting*. Related party balances related to the arrangements above included on the Statement of Financial Condition at December 31, 2022, are summarized as follows:

Category	Due from affiliates	Due to affiliates	Due to Parent
Tradition America Holdings, Inc.	$ -	$ -	$ 7,568,817
TFS Derivatives Ltd.	116,240		
TSAF Paris	71,381		
SEF Liquidity Deposit	575,000		
Tradition SEF		60,488	
Compagnie Financiere Tradition		54,678	
Other Affiliates	76,916	3,553	
Total	**$ 839,537**	**$ 118,719**	**$ 7,568,817**

For the year ended December 31, 2022, the Company did not have any subordinated debt.

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the Clearing Broker and at clearing organizations in order to conduct its business. At December 31, 2022, the Company had deposits totaling $13.4 million, $4.4 million of which is in cash and $9.0 million of which is in short-term T-Bills, in relation to daily settlement requirements, including accrued interest with the Clearing Broker and clearing organizations.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations.

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2022, are comprised of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 2,517,759	$ 2,919,259
Receivables from/payables to clearing organizations	1,160,487	85,359
Total	$ 3,678,246	$ 3,004,618

6. Regulatory Requirements

TSD is subject to the SEC's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) as well as the CFTC's Regulation 1.17 (Regulation 1.17), which specify, among other requirements, minimum net capital requirements for registered broker-dealers. TSD elected to compute its net capital under the alternative method, which requires TSD to maintain minimum net capital, as defined, of the greater of the requirement under Regulation 1.17 of $45,000 and the requirement under Rule 15c3-1 of $1 million. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2022, TSD had net capital of $31.5 million, which was $30.5 million in excess of the required net capital. Under the clearing arrangements with the Clearing Broker, TSD is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2022, TSD was in compliance with all such requirements.

For the year-ended December 31, 2022, the Company only cleared transactions for two affiliate broker-dealers.

7. Contingencies

The Company is subject to various pending and potential legal and regulatory proceedings in the ordinary course of business, including litigation, arbitration, claims, investigations, examinations, and other matters, the most significant of which are identified further in this note. These proceedings are inherently uncertain, and accordingly, management cannot predict with certainty the ultimate outcome, including timing of resolution, of these proceedings. Based on the current status of the proceedings, management does not expect these matters to result in a material adverse effect on the Company's financial position; however, an ultimate adverse outcome in one or more of these proceedings could result in substantial charges in the specific time period in which such an outcome occurs. In accordance with the current accounting standards for loss contingencies, TSD establishes reserves for legal matters when it is probable that a loss associated with the matter has been incurred and the amount of the loss can be reasonably estimated. These reserves were not material to the Company's financial position. The actual costs of resolving legal matters may be higher or lower than any amounts reserved for these matters.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2022

8. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. For riskless principal transactions, if the counterparty to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. In addition, the Company will enter into a matched transaction to purchase and sell securities; however, the Company may not be able to deliver the securities within the timing requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

At December 31, 2022, the Company's cash was held at two major financial institutions, at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation (the FDIC).

Commissions receivable represents amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2022, $334,653 in commissions receivable is concentrated with one Clearing Broker and approximately $9.4 million or 65% is concentrated with ten counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

For transactions in which the Clearing Broker extends credit to introduced customers, the Company is contractually liable for amounts defaulted by customers to the Clearing Broker. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and pursuant to such guidelines, request introduced customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company.

As of December 31, 2002, all of the Company's repurchase agreements and reverse repurchase agreements are with the Fixed Income Clearing Corporation ("FICC"). The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2022

8. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

transaction is novated to the FICC and the FICC becomes the Company's counterparty. Such transactions meet the netting requirements of ASC 210-20 and therefore are reported on a net basis in the Company's Statement of Financial Condition. The following table summarizes the gross amounts of repurchase and reverse repurchase agreements, amounts eligible for offset in accordance with the master netting arrangement with the FICC and net amounts reported on the Statement of Financial Condition at December 31, 2022:

	Gross amount of recognized assets/liabilities (000's)	Gross amount offset in the Statement of Financial Condition (000's)	Net amount of assets/liabilities present in the Statement of Financial Condition (000's)
Reverse repurchase agreements	$231,287,761	$ (231,287,761)	$ -
Repurchase agreements	$ (231,287,761)	$231,287,761	$-

At December 31, 2022, the majority of the repurchase and reverse repurchase agreements are for U.S. government fixed income debt securities, primarily U.S. Treasury obligations, with non-agency mortgage-backed debt securities being the second largest type of collateral. The majority of these transactions have overnight or other short-term maturity. Included in the underlying repurchase agreements are approximately $48.4 billion in overnight transactions and $134.9 billion with maturing in up to 30 days, $27.4 billion maturing in 30-90 days, and $20.5 billion maturing in greater than 90 days.

Additionally, at December 31, 2022, the Company had approximately $26.7 billion (notional amount) of forward starting reverse repurchase agreements and $26.7 billion (notional amount) of forward starting repurchase agreements with matched principal, maturity, and other significant terms on a trade-by-trade basis. The Company accounts for these agreements as non-derivative commitments to lend or to borrow. The majority of these agreements were for U.S. government fixed income debt securities and were settled and novated to FICC shortly subsequent to December 31, 2022. The majority of the underlying reverse repurchase and repurchase agreements have short-term maturity with $21 billion maturing within one month and the remaining $5.7 billion balance by December 31, 2023.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2022

9. Guarantees

As described in Note 8, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2022, the total amount of customer balances maintained by its Clearing Broker and subject to such indemnification was insignificant. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. Goodwill

Goodwill of $350,000 is included in other assets on the Statement of Financial Condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co. LLC effective June 30, 2000.

The Company completed its annual impairment analysis of goodwill as of December 31, 2022, and has determined that goodwill has not been impaired.

11. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued and has noted no significant events since the date of the Statement of Financial Condition other than as disclosed below.

The Company declared and paid a distribution to its Parent of $4,250,000 on February 28, 2023.